UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CONCENTRIX CVG CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Issuer))

5.75% Junior Subordinated Convertible Debentures due 2029

(Title of Class of Securities)

212485AE6

(CUSIP Number of Class of Securities)

Steven L. Richie

Senior Vice President, HR and Legal

Concentrix CVG Corporation

44201 Nobel Drive

Fremont, California 94538

(510) 656-3333

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With Copies to:

Stanton D. Wong, Esq. Pillsbury Winthrop Shaw Pittman LLP Four Embarcadero Center, 22nd Floor San Francisco, CA 94111-5998 (415) 983-1000	Gabriella A. Lombardi, Esq. Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 233-4500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$125,000,000.00	$15,150.00

(1)

Calculated solely for purposes of determining the filing fee. The transaction valuation assumes that all $125,000,000 aggregate principal amount of 5.75% Junior Subordinated Convertible Debentures due 2029 (the “Debentures”) outstanding as of October 10, 2018 will be repurchased for a price equal to 100% of the principal amount.

(2)	Calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934 and equals $121.20 per million of the transaction valuation.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing party:
Form or Registration No.:	Date filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Concentrix CVG Corporation, a Delaware corporation (the “Company”) and successor to Convergys Corporation (“Convergys”), and relates to the right of each holder (each, a “Holder”) of the Company’s 5.75% Junior Subordinated Convertible Debentures due 2029 (the “Debentures”) to require the Company to repurchase the Debentures upon the terms and subject to the conditions set forth in the Indenture, dated as of October 13, 2009 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of October 5, 2018 (the “First Supplemental Indenture,” and together with the Base Indenture, the “Indenture”), between the Company and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”), and the Debentures. The right of each Holder to require the Company to repurchase the Debentures, as described in the Company Notice of Fundamental Change, Company Notice of Make-Whole Fundamental Change, Company Notice of Supplemental Indenture, Company Notice of Change in Conversion Rate and Company Offer to Repurchase to Holders of the 5.75% Junior Subordinated Convertible Debentures due 2029 issued by the Company, dated October 11, 2018, as it may be amended or supplemented from time to time (the “Notice”), filed as Exhibit (a)(1) to this Schedule TO, is referred to as the “Offer to Repurchase.”

Pursuant to the terms of the Offer to Repurchase, each Holder has the right, at the Holder’s option, to require the Company to repurchase for cash all of such Holder’s Debentures, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, for a price equal to 100% of the principal amount of the Debentures to be repurchased, plus any accrued and unpaid interest to, but excluding, November 9, 2018, upon the terms and subject to the conditions set forth in the Indenture, the Debentures, and this Notice, as amended and supplemented from time to time.

This Schedule TO is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934.

ITEMS 1 THROUGH 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Notice is incorporated by reference into this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes its financial condition is not material to a Holder’s decision whether to exercise its repurchase right because (i) the consideration being paid to Holders consists solely of cash, (ii) the Offer to Repurchase is not subject to any financing condition and (iii) the Offer to Repurchase applies to all outstanding Debentures.

ITEM 11. ADDITIONAL INFORMATION.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description

(a)(1)	Company Notice of Fundamental Change, Company Notice of Make-Whole Fundamental Change, Company Notice of Supplemental Indenture, Company Notice of Change in Conversion Rate and Company Offer to Repurchase to Holders of the 5.75% Junior Subordinated Convertible Debentures due 2029.

(a)(5)	Press release dated October 5, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 5, 2018).

(b)	Not applicable.

(d)(1)	Indenture, dated as of October 13, 2009, between Convergys Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 13, 2009).

(d)(2)	First Supplemental Indenture, dated as of October 5, 2018, between Concentrix CVG Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 5, 2018).

(d)(3)	Agreement and Plan of Merger, dated as of June 28, 2018, and Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 22, 2018, by and among Convergys Corporation, SYNNEX Corporation, Delta Merger Sub I, Inc. and Concentrix CVG Corporation (incorporated by reference to Annex A of the Company’s Definitive Proxy Statement on Schedule 14A filed on August 28, 2018).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CONCENTRIX CVG CORPORATION

By:	/s/ Steven L. Richie
Name:	Steven L. Richie
Title:	Senior Vice President, HR and Legal

Date: October 11, 2018

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Company Notice of Fundamental Change, Company Notice of Make-Whole Fundamental Change, Company Notice of Supplemental Indenture, Company Notice of Change in Conversion Rate and Company Offer to Repurchase to Holders of the 5.75% Junior Subordinated Convertible Debentures due 2029.

(a)(5)	Press release dated October 5, 2018 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 5, 2018).

(b)	Not applicable.

(d)(1)	Indenture, dated as of October 13, 2009, between Convergys Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 13, 2009).

(d)(2)	First Supplemental Indenture, dated as of October 5, 2018, between Concentrix CVG Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 5, 2018).

(d)(3)	Agreement and Plan of Merger, dated as of June 28, 2018, and Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 22, 2018, by and among Convergys Corporation, SYNNEX Corporation, Delta Merger Sub I, Inc. and Concentrix CVG Corporation (incorporated by reference to Annex A of the Company’s Definitive Proxy Statement on Schedule 14A filed on August 28, 2018).

(g)	Not applicable.

(h)	Not applicable.